UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-140879
First Priority Financial Corp.
(Exact name of registrant as specified in its charter)
2 West Liberty Boulevard, Suite 104
Malvern, Pennsylvania 19355
(610) 280-7100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $1.00 per share
(Title of each class of securities covered by this Form)
N/A
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 246

     Pursuant to the requirements of the Securities Exchange Act of 1934, First Priority Financial Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FIRST PRIORITY FINANCIAL CORP.
Date: January 30, 2009	By:	/s/ David E. Sparks
David E. Sparks
Chairman and Chief Executive Officer